Exhibit 5.1
January 17, 2007
Board of Managers
Bootheel Agri-Energy, LLC
1214 Linn Street
Sikeston, Missouri 63801
Ladies and Gentlemen:
We are acting as counsel for Bootheel Agri-Energy, LLC, a Missouri limited liability company (the “Company”), in connection with the filing of a Registration Statement on Form SB-2 (the “Registration Statement”) under the Securities Act of 1933, as amended. The Registration Statement relates to a maximum of 55,000,000 limited liability company membership units (the “Units”) of the Company.
In connection herewith, we have examined and relied without independent investigation as to matters of fact upon such certificates of public officials, such statements and certificates of officers of the Company and originals or copies certified to our satisfaction of (i) the Registration Statement, (ii) the Company’s Articles of Organization and Operating Agreement, (iii) copies of certain resolutions of the Company’s Board of Managers, represented to us as having been duly approved, and (iv) such other proceedings, documents and records as we have deemed necessary to enable us to render this opinion. In rendering this opinion, we have assumed the genuineness of all signatures on all documents examined by us, the due authority of the parties signing such documents, the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.
Based upon and subject to the foregoing, we are of the opinion that, upon the effectiveness of the Registration Statement, and when issued and sold in the manner referred to in the Registration Statement, the Units will be legally issued, fully paid and non-assessable.
We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-B, and to the reference to our firm therein.
Very truly yours,
/s/ Bryan Cave LLP